29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

April 29, 2009

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	THQ Inc. (“THQ” or the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
Filed February 5, 2009
File No. 000-18813

Dear Ms. Collins:

We respectfully request an extension to file our response to your letter dated April 21, 2009 (the “Comment Letter”).  We do not believe that we can respond to the Comment Letter within 10 business days of its date (due May 5, 2009) without unreasonable effort or expense because, in connection with our recently ended fiscal year, we are preparing for our earnings call, which will be held on May 6, 2009, as well as other year-end matters.

The resources in our finance and legal departments that would be necessary to utilize in responding to the Comment Letter have been working diligently on the above-mentioned items.  Because of the severe strain on our resources, we request that you allow us to submit our response on Thursday, May 21, 2009.

Thank you for your consideration.

Very truly yours,

/s/ Sheryl Kinlaw

Sheryl Kinlaw
Senior Counsel